THE DREYFUS FAMILY OF FUNDS

(Dreyfus Institutional Reserves Funds)

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto, as such Schedule may be revised from time to time (each, a “Fund”), which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.          Class Designation: Fund shares shall be divided into Institutional shares, Hamilton shares, Agency shares and Premier shares, and, if indicated on Schedule A hereto, Classic shares.

2.          Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except for certain services provided to holders of Hamilton shares, Agency shares, Premier shares and Classic shares, pursuant to a Service Plan. Certain automatic investment plan and automatic redemption plan privileges are available only to holders of Classic shares.

3.          Differences in Distribution Arrangements: Each Class of shares shall be offered at net asset value to institutional investors, particularly banks, acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity. Classic shares also are offered to investors who received Classic shares of a Fund in connection with the reorganization of a fund. No Class shall be subject to any front-end or contingent deferred sales charges.

Hamilton shares, Agency shares, Premier shares and Classic shares shall be subject to an annual distribution and service fee pursuant to a Service Plan adopted in accordance with Rule 12b-1 under the 1940 Act at the rate set forth in said Plan.

4.          Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Service Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund’s transfer agent as being attributable to a specific Class; and (f) Board members’ fees incurred as a result of issues relating to a specific Class.

5.          Exchange Privileges: Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated:	March 25, 2008

SCHEDULE A

Dreyfus Institutional Reserves Funds

--Dreyfus Institutional Reserves Money Fund*

--Dreyfus Institutional Reserves Government Fund

--Dreyfus Institutional Reserves Treasury Fund*

--Dreyfus Institutional Reserves Treasury Prime Fund

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*	The Fund also offers classic shares.